UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission File Number 333-128780

NCL Corporation Ltd.
(Translation of registrant's name into English)

7665 Corporate Center Drive, Miami, Florida 33126
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]      Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes[ ]      No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________.

On February 11, 2013, Norwegian Cruise Line Holdings Ltd., which is the direct parent company of NCL Corporation Ltd., issued a press release regarding its financial results for the three months and twelve months ended December 31, 2012. A copy of the press release is furnished as Exhibit 99.1 to this report.

The information furnished with this report, including Exhibit 99.1, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NCL Corporation Ltd.
(Registrant)

Date:	February 11, 2013	By:	/s/ Wendy A. Beck
Wendy A. Beck Executive Vice President
and Chief Financial Officer

EXHIBITS

Exhibit	Description of Exhibit

99.1	Press release dated February 11, 2013